UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the method of shareholder remuneration distribution

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Rio de Janeiro, November 18, 2022 – Petróleo Brasileiro S.A – Petrobras, following up on the releases disclosed on November 03, 2022, informs that the distribution of the second installment of the remuneration to shareholders, approved by the Board of Directors on that date, to be paid on January 19, 2022, in the amount of R$ 1.67445, will be paid as follows:

(i) Dividends: R$ 1.600192 net value per common and preferred outstanding share;

(ii) Interest on equity (IOE): R$ 0.074258 gross value per common and preferred outstanding share.

The record date is November 21, 2022 for holders of Petrobras shares traded on B3 and November 23, 2022 is the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 and ADRs shares on NYSE as of November 22, 2022.

The payment of the second installment for holders of Petrobras shares traded on B3 will be made on January 19, 2023 and for holders of ADRs as of January 26, 2023.

The value of the second installment will be updated by the variation of the Selic rate from December 31, 2022 until the date of payment.

The information regarding the first installment, to be paid on December 20, 2022 remains unchanged as released on November 03, 2022.

Income tax will be levied on the IOE values, in accordance with the legislation in force. Withholding income tax will not apply to shareholders who can legally prove their immune and exempt status.

Dividends and IOE not claimed within 3 (three) years, as of the payment start date, will prescribe and revert in favor of the company (Law 6,404/76, art. 287, sub II, item a).

CREDIT INSTRUCTIONS

For holders of shares issued by Petrobras traded on B3, the payment will be made by Banco Bradesco S.A. (Bradesco), the depositary institution of the book entry shares issued by Petrobras. All shareholders whose registration is duly updated will have their rights automatically credited to their bank accounts on the payment date. For shareholders with shares under custody at B3, the payment will be made through their respective brokers.

Further information can be obtained at any Bradesco branch or by the phone 0800 701 1616.

For ADRs holders, payment will take place as of January 26, 2023 through the JP Morgan Chase Bank, Petrobras' ADRs depositary bank. Information and clarifications can be obtained on the website www.adr.com.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer